Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

October 30, 2023

Daniel Greenspan, Senior Counsel

Ken Ellington, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Runway Growth Finance Corp.
Amended Registration Statement on Form N-2 (File No. 333-274351)

Dear Messrs. Greenspan and Ellington:

On behalf of Runway Growth Finance Corp. (the “Company”), set forth below is the Company’s response to the oral accounting comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 30, 2023 regarding the Company’s amended registration statement on Form N-2 (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on October 26, 2023. The Staff’s comment is set forth below and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

ACCOUNTING COMMENTS

Registration Statement Comments

1.	The Fees and Expenses table on p.16 shows that the “Interest Expense” has increased by 55 basis points and “Other Expenses” has decreased by 60 basis points between the initial Form N-2 filed on September 6, 2023 and the amended Form N-2 filed on October 26, 2023. Please confirm in correspondence that changes to the Fees and Expenses table are due to moving financing fees from “Other Expenses” to “Interest Expenses”.

Response: The Company respectfully advises the Staff that changes to the Fees and Expenses table in the Registration Statement resulted primarily from the Company’s inclusion of the financing fees into “Interest payments and fees paid on borrowed funds” line item rather than the “Other Expenses” line item as well as minor refinements to the underlying estimates used in the calculations included in the table.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

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Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant October 30, 2023 Page 2

cc:	Greg Greifeld, Runway Growth Finance Corp. Thomas B. Raterman, Runway Growth Finance Corp.